UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

  ☐       SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒       SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Item 3. Financial Statements

HAPPYNEST REIT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2019

CONTENTS

Page
Balance sheets as of June 30, 2019 (unaudited) and December 31, 2018	2

Statements of operations for the six-months ended June 30, 2019 and for the period from April 3, 2018 (inception) to June 30, 2018 (unaudited)	3

Statements of changes in stockholders’ equity for the six-months ended June 30, 2019 and for the period from April 3, 2018 (inception) to June 30, 2018 (unaudited)	4

Statements of cash flows for the six-months ended June 30, 2019 and for the period from April 3, 2018 (inception) to June 30, 2018 (unaudited)	5

Notes to financial statements (unaudited)	6 - 13

See notes to financial statements.

HAPPYNEST REIT, INC.

BALANCE SHEETS

	June 30, 2019 (Unaudited)	December 31, 2018
Assets:
Cash and cash equivalents	$1,363	$1,051

Total assets	1,363	1,051
Liabilities:
Advance deposit from sponsor	363	51

Total liabilities	363	51

Stockholders’ equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized; 100 shares issued and outstanding	-	-
Additional paid-in capital	1,000	1,000
Retained earnings	-	-

Total stockholders’ equity	1,000	1,000

Total liabilities and stockholders’ equity	$1,363	$1,051

2

HAPPYNEST REIT, INC.

STATEMENTS OF OPERATIONS

	Six-Months ended June 30, 2019 (Unaudited)	For the Period from April 3, 2018 (inception) to June 30, 2018 (Unaudited)
Revenues	$-	$-

Operating expenses	-	-

Income (loss) from operations	-	-

Net income (loss) before income tax	-	-

Net income (loss)	$-	$-

See notes to financial statements.

3

HAPPYNEST REIT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTHS ENDED JUNE 30, 2019 AND

FOR THE PERIOD FROM APRIL 3, 2018 (INCEPTION) TO JUNE 30, 2018 (UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Initial Contribution, April 3, 2018	-	$-	100	$-	$1,000	$-	$1,000

Net income (loss)	-	-	-	-	-	-	-

Balance - June 30, 2018	-	$-	100	$-	$1,000	$-	$1,000

Balance - December 31, 2018	-	$-	100	$-	$1,000	$-	$1,000

Net income (loss)	-	-	-	-	-	-	-

Balance - June 30, 2019	-	$-	100	$-	$1,000	$-	$1,000

See notes to financial statements.

4

HAPPYNEST REIT, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six-Months ended June 30, 2019	For the Period from April 3, 2018 (inception) to June 30, 2018
Cash flows from operating activities:
Net income	$-	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in assets and liabilities:
Reimbursement for payments on behalf of Sponsor and advance	312	-
Payment on behalf of sponsor	-	(100)

Net cash provided by operating activities	312	(100)

Net cash provided by financing activities – capital contributions	-	1,000

Net change in cash and cash equivalents	312	900

Cash and cash equivalents, beginning of period	1,051	-

Cash and cash equivalents, end of period	$1,363	$900

See notes to financial statements.

5

HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.	Business and Organization

HappyNest REIT, Inc. (the “Company” or “HappyNest”), was incorporated in the State of Maryland on February 14, 2018. The Company intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company is headquartered in Brooklyn, New York and was formed for the purpose of providing the opportunity to invest in a low-cost, professionally managed portfolio of commercial real estate assets to investors who have, until recently, had limited access to these types of investments.

As of June 30, 2019, the Company has not begun operations.

The Company is externally managed by its advisor HappyNest Advisors, LLC (“Advisor”), which is an affiliate of its Sponsor, Vitellus, LLC (the “Sponsor”).

A maximum of $50 million in the Company’s common shares may be sold to the public in this offering in accordance with Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The Company has the authority to issue up to 200 million common shares. On April 3, 2018, the Sponsor purchased 100 common shares for an aggregate purchase price of $1,000. In addition, the Sponsor, has committed to purchase an additional 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000 due on the date the Company raises a minimum offering amount of $300,000 (the “minimum offering amount”).

2.	Basis of Presentation

The accompanying unaudited financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosure required for complete financial statements are not included herein. The accompanying financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of December 31, 2018 and for the period from April 3, 2018 (inception) to December 31, 2018.

The interim financial data as of June 30, 2019 is unaudited and is not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any other interim period or for any other future periods. In the opinion of the Company’s management, the accompanying unaudited condensed financial statements, includes only normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2019, and its result of operations and cash flows for the six months ended June 30, 2019 and for the period from April 3, 2018 (inception) to June 30, 2018.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts and other highly liquid financial instruments purchased with original maturities of three months or less to be cash and cash equivalents.

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HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

3.	Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality banking institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. From time to time, the Company may maintain cash balances at certain institutions in excess of FDIC limits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Sponsor, Advisor or their affiliates on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s Articles of Incorporation (the “Articles of Incorporation”) and Articles of Amendment and Restatement on February 14, 2019, the Company will be obligated to reimburse the Sponsor, Advisor, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering amount.

7

HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

3.	Summary of Significant Accounting Policies (Continued)

Organizational, Offering and Related Costs (Continued)

After the Company has raised $300,000 in this Offering (not including the $200,000 in the private placement to the Sponsor), it will start to reimburse the Sponsor, Advisor or affiliates, without interest, for any and all organization and offering costs; provided, that such payments required to be reasonable, as determined by the board of directors of the Company, and shall in no event exceed 3% of the gross offering proceeds (over time) received by the Company.

Subject to the forgoing provision, the Company may make reimbursement payments in one or more installments.

The Company will not commence any significant operations until it has raised $300,000 in the Offering. In the event the minimum number of the Company’s common shares is not sold to the public within 12 months after commencing the Offering, the Company will terminate the Offering, will have no obligation to reimburse the Sponsor, the Advisor, or its affiliates for any organization and offering costs and will release all investors from their commitments. As of June 30, 2019, the Sponsor has incurred organization and offering costs of approximately $672,000 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of June 30, 2019 because such costs are not a liability of the Company until the minimum number of the Company’s common shares are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be netted against the proceeds on a pro rata basis charged to members’ equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering. Additionally, advances from the Sponsor for payments made by the Company for organizational and offering related transactions amounted to $363 and $51 for the six months ended June 30, 2019 and the period from April 3, 2018 (inception) through December 31, 2018, respectively, which are classified as an advance deposit from the sponsor on the Company’s balance sheet for overfunding of the Company’s bank account as of June 30, 2019 and December 31, 2018, respectively.

Recent Accounting Pronouncements

The Company has reviewed all the issued but not yet effective accounting pronouncements issued through the date of the issuance of these financial statements, and does not believe any of these pronouncements will have a material impact on the Company’s financial statements.

4.	The Offering

The Company’s Offering is being sold on a “best efforts” basis. The Company is offering a minimum of $300,000 of its shares of its common stock, at an initial offering price of $10.00 per share, and a maximum of $50 million in shares of its common stock, at an initial offering price of $10.00 per share.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

8

HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5.	Related Party Transactions

The Company’s Advisor and Sponsor are both significantly controlled by the same two individuals that currently beneficially hold shares in the Company.

The following information summarizes all of the compensation and fees that the Company will pay to the Sponsor and Advisor.

Compensation, Expense Reimbursement, and Advisor Participation Interest

The Sponsor, Advisor and Affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum offering amount. The Company will reimburse the Sponsor, Advisor and affiliates, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Advisor for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. Expense reimbursements payable to the Advisor also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Advisor and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 3 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

Sponsor Fee

The Sponsor shall be entitled to charge a monthly per subscriber account fee of up to $1 per subscriber account in respect of its license of the HappyNest name and the HappyNest platform to HappyNest. No such fee has been paid or accrued as of June 30, 2019.

Effective February 2019, the form of the license agreement was amended to remove the license fee due between the Company and the Sponsor.

The Sponsor shall be entitled to charge each HappyNest user account an administrative fee of up to $1 per month. This administrative fee, if any, will be deducted from the bank account linked to the user’s HappyNest account on a monthly basis, and there will be no liability to the Company.

Asset Management Fee

The Company will pay its Advisor a monthly fee of 0.0417% of total investment value. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of our assets before reserves for amortization and depreciation, impairments or other similar non-cash reserves. For the six months ended June 30, 2019 and 2018, the Company incurred no asset management fee.

9

HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5.	Related Party Transactions (Continued)

Acquisition Fees

For each acquisition, the Company will pay its Advisor 3.0% of the Contract Price (as defined in the “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. The total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. This fee will be paid to our Advisor upon each real estate investment or any other investment by the Company. For the six months ended June 30, 2019 and 2018, the Company incurred no acquisition fee.

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company will pay its Advisor 3.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property (including all fees and expenses). The disposition fees paid by the Company may not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of a property when aggregated with all other broker fees paid by or on behalf of the Company in connection with such acquisition excluding fees and expenses. This fee will be paid to the Company’s Advisor upon each disposition by the Company. For the six months ended June 30, 2019 and 2018, the Company incurred no disposition fee.

Property Management Fees

If the Company’s Advisor or its affiliates provides property management services for its real estate investments, the Company will pay fees up to 1.00% of effective gross revenues from the properties managed. The Company also will reimburse the Advisor or its affiliates for property-level expenses that it pays or incurs on its behalf. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. The Advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. For the six months ended June 30, 2019 and 2018, the Company incurred no property management fee.

6.	Stockholders’ Equity

Preferred Stock

As of December 31, 2018, the Company has 50 million shares of $0.001 par value preferred stock authorized and available to issue for purposes of any future business transactions. All 50 million shares remained unissued as of June 30, 2019.

10

HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6.	Stockholders’ Equity (Continued)

Preferred Stock (Continued)

Authority is expressly vested in the Board, to authorize the issuance of one or more series of preferred stock without approval of the Company’s common stockholders. The Board may determine the relative rights, preferences and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences and privileges attributable to the Company’s common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of the Company’s independent directors who do not have an interest in the transaction must approve any issuance of preferred stock. The independent directors are authorized by the Company’s charter to consult with company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Common Stock

The Company has 200 million shares of $0.0001 par value common stock authorized. As of December 31, 2018, 100 shares of common stock are issued and outstanding, for a total of $1,000 invested by the Company’s sponsor, Vitellus, LLC. There have been no additional shares issued as of June 30, 2019.

The holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of the Company’s directors. The Company’s charter does not provide for cumulative voting in the election of its directors. Therefore, the holders of a majority of the Company’s outstanding shares of common stock can elect the entire Company Board. Unless applicable law requires otherwise, and except as the Company’s charter may provide with respect to any series of preferred stock that the Company may issue in the future, the holders of the Company’s common stock will possess exclusive voting power.

Holders of shares of the Company’s common stock are entitled to receive such distributions as declared from time to time by the Company’s Board out of legally available funds, subject to any preferential rights of any preferred stock that the Company may issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that such holders will not have an automatic option to purchase any new shares that the Company decides issue, nor do holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. The Company’s shares of common stock, when purchased and paid for and issued in accordance with the terms of the offering circular, will be legally issued, fully paid and non-assessable.

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HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6.	Stockholders’ Equity (Continued)

Equity Incentive Plan

Effective December 2018, the Company approved the HappyNest REIT, Inc. 2018 Equity Compensation Plan (the “Plan”), and reserved 750,000 shares of the Company’s common stock, $0.0001 par value, for issuance under the Plan. The stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant. No shares have been issued under the Plan through the date these financial statements have been issued.

Dividend Reinvestment Plan

Effective December 2018, the Company approved a Dividend Reinvestment Plan, offering up to 500,000 shares of the Company’s common stock, $0.0001 par value, for an initial offering price which will equal the most recently determined Net Asset Value (“NAV”) per share. The Company’s NAV per share will be the amount determined on a semi-annual basis in accordance with the Company’s valuation policy. No shares have been issued under the Dividend Reinvestment Plan through the date these financial statements have been issued.

7.	Software Contract

In July 2018, the Company entered into a contract with a software provider to provide certain application programming interfaces and related products and services for a period of one year. This agreement was to automatically renew for a period of one year provided neither party terminated based on the terms of the service agreement. The contract commenced on October 1, 2018 and called for payment of licensing fees of $1,000 per month for the first 2 months and $2,000 per month for the remaining term. In addition, the contract required a one-time integration fee of $2,000 which was paid by the Company in July 2018. These fees are being prefunded by the Sponsor as part of its agreement to pay for organizational costs and remitted by the Company.

As of April 8, 2019, the Company transferred the contract with the software provider to the Sponsor, as it was initially intended and all future costs associated with this contract will be paid directly by the Sponsor.

8.	Advisory Agreement

Effective February 2019, the Company entered into an Advisory Agreement with an advisor to manage, operate, direct and supervise the operations of the Company. The Company shall pay the advisor fees as defined within the agreement, plus related expense reimbursements. This agreement is in effect for a period of one year and may be renewed for successive one-year terms upon mutual consent from both parties. The Company’s Sponsor has paid for all related fees under this agreement, and are included within the Organizational and Offering costs, as explained within Footnote 3.

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HAPPYNEST REIT, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9.	Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated subsequent events through October 28, 2019.

On July 29, 2019, our offering of up to $50,000,000 in shares of common stock of the Company (the “Offering”) was qualified by the SEC. We commenced the Offering, as further described in our Offering Statement on Form 1-A, on July 30, 2019 (“Offering Statement”).

As of October 28, 2019, we sold 250.015 shares of common stock in this Offering at a price of $10.00 per share, resulting in gross proceeds of $2,500.15. Pursuant to the terms of the Offering, such amount remain in escrow until we have reached the minimum offering amount, as described in the Offering Statement.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2019.

HappyNest REIT, Inc.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jesse Prince	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director	October 28, 2019
Jesse Prince	(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)